Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 27, 2024

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – June 4, 2024 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the third quarter ended April 27, 2024.

Third Quarter Highlights
•Sales increased 3.2% and same store sales increased 2.3%
•Same store digital sales increased 9%
•Net income of $9.0 million
•Adjusted net income of $9.6 million, a decrease of 6% compared to adjusted net income of $10.2 million in the third quarter of the prior year
•Grand opening of an 83,000 sq. ft. ShopRite replacement store in Old Bridge, NJ
Year-To-Date Fiscal 2024 Highlights
•Sales increased 2.8% and same store sales increased 2.2%
•Same store digital sales increased 12%
•Net income of $35.0 million
•Adjusted net income of $35.7 million, an increase of 6% compared to adjusted net income of $33.6 million in the prior year-to-date period
Third Quarter of Fiscal 2024 Results
Sales were $546.4 million in the 13 weeks ended April 27, 2024 compared to $529.3 million in the 13 weeks ended April 29, 2023. Sales increased due to an increase in same store sales of 2.3% and the opening of the Old Bridge, NJ replacement store on March 17, 2024 partially offset by the impact of the closure of a Gourmet Garage location on November 1, 2023. Same store sales increased due primarily to retail price inflation, digital sales growth, higher pharmacy sales and continued growth in recently remodeled stores. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales decreased to 28.54% in the 13 weeks ended April 27, 2024 compared to 28.57% in the 13 weeks ended April 29, 2023 due primarily to higher promotional spending (.17%) and an unfavorable change in product mix (.17%) partially offset by higher patronage dividends and rebates received from Wakefern (.08%), decreased warehouse assessment charges from Wakefern (.18%) and decreased LIFO charges (.05%).
Operating and administrative expense as a percentage of sales increased to 25.19% in the 13 weeks ended April 27, 2024 compared to 24.33% in the 13 weeks ended April 29, 2023. Adjusted operating and administrative expenses increased to 25.03% in the 13 weeks ended April 27, 2024 compared to 24.56% in the 13 weeks ended April 29, 2023. The increase in Adjusted operating and administrative expenses is due primarily to increased labor costs and fringe benefits (.23%), increased external fees associated with digital sales growth (.10%), expanded store security (.08%), software licensing associated with retail and commissary technology investments (.07%) and higher facility repair and maintenance costs (.06%). Higher labor and

Exhibit 99.1

fringe benefit costs are due primarily to minimum wage and demand driven pay rate increases and higher union health and welfare plan costs.
Depreciation and amortization expense in the 13 weeks ended April 27, 2024 decreased slightly compared to the 13 weeks ended April 29, 2023 due primarily to the timing of capital expenditures.
Interest expense decreased in the 13 weeks ended April 27, 2024 compared to the 13 weeks ended April 29, 2023 due primarily to lower average outstanding debt balances.
Interest income increased in the 13 weeks ended April 27, 2024 compared to the 13 weeks ended April 29, 2023 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 30.1% in the 13 weeks ended April 27, 2024 compared to 31.6% in the 13 weeks ended April 29, 2023. The decrease in the effective tax rate is due primarily to realization of work opportunity tax credits greater than estimated.
Year-To-Date Fiscal 2024 Results
Sales were $1,658.3 million in the 39 weeks ended April 27, 2024 compared to $1,612.8 million in the 39 weeks ended April 29, 2023. Sales increased due to an increase in same store sales of 2.2%, increased sales due to the opening of the Old Bridge, NJ replacement store on March 17, 2024 and the remodel and conversion of the Pelham, NY Fairway to the ShopRite banner on August 15, 2022 partially offset by the impact of the closure of a Gourmet Garage location on November 1, 2023. Same store sales increased due primarily to retail price inflation, digital sales growth, higher pharmacy sales and continued growth in recently remodeled stores.
Gross profit as a percentage of sales increased to 28.48% in the 39 weeks ended April 27, 2024 compared to 28.23% in the 39 weeks ended April 29, 2023 due primarily to increased departmental gross margin percentages (.27%), increased patronage dividends and rebates received from Wakefern (.19%), decreased warehouse assessment charges from Wakefern (.04%) and decreased LIFO charges (.04%) partially offset by higher promotional spending (.17%) and an unfavorable change in product mix (.12%). Department gross margins increased due primarily to improvements in commissary operations.
Operating and administrative expense as a percentage of sales increased to 24.39% in the 39 weeks ended April 27, 2024 compared to 23.84% in the 39 weeks ended April 29, 2023. Adjusted operating and administrative expenses increased to 24.33% in the 39 weeks ended April 27, 2024 compared to 23.91% in the 39 weeks ended April 29, 2023. The increase in Adjusted operating and administrative expenses is due primarily to increased labor costs and fringe benefits (.15%), increased external fees associated with digital sales growth (.06%), expanded store security (.07%), software licensing associated with retail and commissary technology investments (.05%) and higher facility repair and maintenance costs (.08%). Higher labor and fringe benefit costs are due primarily to minimum wage and demand driven pay rate increases and higher union health and welfare plan costs.
Depreciation and amortization expense decreased slightly in the 39 weeks ended April 27, 2024 compared to the 39 weeks ended April 29, 2023 due primarily to the timing of capital expenditures.
Interest expense decreased in the 39 weeks ended April 27, 2024 compared to the 39 weeks ended April 29, 2023 due primarily to lower average outstanding debt balances.
Interest income increased in the 39 weeks ended April 27, 2024 compared to the 39 weeks ended April 29, 2023 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 31.1% in the 39 weeks ended April 27, 2024 compared to 31.2% in the 39 weeks ended April 29, 2023.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased

Exhibit 99.1

cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 27, 2024	April 29, 2023	April 27, 2024	April 29, 2023

Sales	$546,396	$529,294	$1,658,329	$1,612,848

Cost of sales	390,464	378,071	1,186,007	1,157,461

Gross profit	155,932	151,223	472,322	455,387

Operating and administrative expense	137,650	128,787	404,419	384,452

Depreciation and amortization	8,078	8,392	25,108	25,597

Operating income	10,204	14,044	42,795	45,338

Interest expense	(1,015)	(1,085)	(3,125)	(3,137)

Interest income	3,634	3,151	11,202	7,798

Income before income taxes	12,823	16,110	50,872	49,999

Income taxes	3,857	5,093	15,842	15,577

Net income	$8,966	$11,017	$35,030	$34,422

Net income per share:
Class A common stock:
Basic	$0.67	$0.84	$2.63	$2.64
Diluted	$0.60	$0.75	$2.36	$2.36

Class B common stock:
Basic	$0.44	$0.54	$1.71	$1.71
Diluted	$0.44	$0.54	$1.71	$1.71

Gross profit as a % of sales	28.54%	28.57%	28.48%	28.23%
Operating and administrative expense as a % of sales	25.19%	24.33%	24.39%	23.84%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following tables reconciles Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	13 Weeks Ended		39 Weeks Ended
	April 27, 2024	April 29, 2023	April 27, 2024	April 29, 2023
Net Income	$8,966	$11,017	$35,030	$34,422

Adjustments to Operating Expenses:
Store pre-opening costs (1)	$907	$—	$907	$—
Litigation settlement gain (2)	—	(1,200)	—	(1,200)
Adjustments to Income Taxes:
Tax impact of adjustments to operating expenses	(281)	372	(281)	372
Adjusted net income	$9,592	$10,189	$35,656	$33,594

Operating and administrative expenses	$137,650	$128,787	$404,419	$384,452
Adjustments to operating and administrative expenses	(907)	1,200	(907)	1,200
Adjusted operating and administrative expenses	$136,743	$129,987	$403,512	$385,652
Adjusted operating and administrative expenses as a % of sales	25.03%	24.56%	24.33%	23.91%

(1) Fiscal 2024 pre-opening costs are associated with opening of the Old Bridge, NJ ShopRite replacement store opened on March 17, 2024.

(2) Fiscal 2023 litigation settlement gains are related to claims associated with the Fairway acquisition and liabilities associated thereto.

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